Franklin Templeton Money Fund Trust

40-33
Branch 18
811-8962

FRANKLIN TEMPLETON INVESTMENTS

Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

BEST AVAILABLE COPY

SEC RECEIVED PROCESSING SECTION JUN 0 9 2004 WASH, D.C. 187

June 8, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filing Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

PROCESSED SEP 0 9 2004 THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of the First Amended Complaint in the matter of Strigliabotti v. Franklin Resources, Inc., et al. (Case No. C-04-0883 SI) in the United States District Court, Northern District of California. This Amended Complaint relates to our previous letter of March 18, 2004.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporal Counsel

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL SEP 7 2004 FROM BY

Enclosure

cc:

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

04042451

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, FRED DUNCAN, GRACE GIAMANCO, KEN PROTONENTIS, JEFFREY S. THOMAS, ROSEMARY STURGESS, STUART STURGESS, HUBERT C. DAVIS and ELKE DAVIS for the use and benefit of THE TEMPLETON GROWTH FUND, THE FRANKLIN BALANCE SHEET INVESTMENT FUND, THE FRANKLIN U.S. GOVERNMENT SECURITIES FUND, THE FRANKLIN FLEX CAP GROWTH FUND, THE FRANKLIN DYNATECH FUND, THE FRANKLIN INCOME FUND, THE FRANKLIN SMALL-MID CAP GROWTH FUND, THE FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, THE MUTUAL SHARES FUND and THE FRANKLIN UTILITIES FUND, Plaintiffs, v. FRANKLIN RESOURCES, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN ADVISERS,	No. C 04 0883 SI FIRST AMENDED COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940 AND PENDENT STATE CLAIMS DEMAND FOR JURY TRIAL (COUNTS V, VI, VII, VIII, and XI ONLY) (THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)

INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., FRANKLIN MUTUAL ADVISERS, LLC, and FRANKLIN TEMPLETON SERVICES, LLC,)

Defendants.)

AMENDED COMPLAINT

Plaintiffs, Susan Strigliabotti, Fred Duncan, Grace Giamanco, Ken Protonentis, Jeffrey S. Thomas, Rosemary Sturgess, Stuart Sturgess, Hubert Davis and Elke Davis, for the use and benefit of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, the Franklin DynaTech Fund, the Franklin Income Fund, the Franklin Small-Mid Cap Growth Fund, the Franklin Biotechnology Discovery Fund, the Mutual Shares Fund and the Franklin Utilities Fund, sue Defendants, Franklin Resources, Inc., Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC, and allege:

I. INTRODUCTION

1. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds, created, sold, advised, and managed with other funds as part of the Franklin Templeton fund family or complex by Defendants (the "Fund Complex"). Specifically, Plaintiffs are shareholders of the following funds in the Fund Complex:

- Templeton Growth Fund, a $17+ billion mutual fund which has as its investment advisor Defendant Templeton Global Advisors, Ltd.
- Franklin Balance Sheet Investment Fund, a $3+ billion mutual fund which has as its investment advisor Defendant Franklin Advisory Services, LLC.
- Franklin U.S. Government Securities Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Flex Cap Growth Fund, a $1.9 billion mutual fund which has as its investment advisor Franklin Advisers, Inc.
- Franklin DynaTech Fund, a $500 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.

- Franklin Income Fund, a $19+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Small-Mid Cap Growth Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Biotechnology Discovery Fund, a $600 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Mutual Shares Fund, a $9+ billion mutual fund which has as its investment advisor Defendant Franklin Mutual Advisers, LLC.
- Franklin Utilities Fund, a $1+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.

The foregoing funds are hereinafter collectively referred to as the "Funds," and the foregoing investment advisors are hereinafter collectively referred to as "Defendant Advisors." This Complaint does not allege or seek relief for any claims or causes of action based upon improper market timing or late trading of any Franklin Templeton mutual fund.

2. All of the Defendant Advisors are affiliates of a single parent company, Defendant Franklin Resources, Inc. ("Franklin Resources"), which is a publicly traded company incorporated in Delaware and headquartered in San Mateo, California. According to the January 1, 2004 prospectus for Templeton Growth Fund, Defendant Templeton Global Advisors and its affiliates, which would include the other Defendant Advisors, manage over $322 billion in assets. In its 2002 Annual Report, Franklin Resources presented itself as follows: "Franklin Resources, Inc., referred to as Franklin® Templeton® Investments, is a global investment management company offering investment choices under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust Company International (Fiduciary Trust) names. Headquartered in San Mateo, California, we employ over 6,700 people in 28 countries. As of September 30, 2002, we managed $248 billion in assets composed of mutual funds and other investment vehicles for individuals, institutions, pension plans, trusts and partnerships in 128 countries." This shows that from 2002 through the end of 2003, the assets under management by Franklin Resources jumped by $74 billion. It also shows that Defendants' policies and practices,

including those detailed herein, are formulated, implemented, and operated out of Franklin Resources' headquarters in San Mateo, California, in this District.

3. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

4. Defendants, as the underwriters, distributors, advisors, affiliates of same, or control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

5. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. In some cases, the Funds pay a single fee to the advisor, who provides the pure investment advisory services and pays for the administrative services. In other cases, the Funds pay separate fees for the pure investment advisory services and the administrative services.

6. The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as the New York State Retirement Plan, and entail essentially identical costs.

7. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶65, *infra.*

8. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution fees in excess of $7 million annually from the funds in the Fund Complex. Defendants purportedly collect these

fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

9. In the case of the Franklin Balance Sheet Investment Fund, the fund is closed except for sales of shares in 529 plans and retirement plans, meaning it is not actively engaged in selling shares to new individual investors. Nonetheless, Defendants charge the shareholders of the fund 12b-1 fees when it is not possible for the fees to accomplish their chief purported purpose, i.e. growth through sales to new individual investors.

Section 36(b) of the Investment Company Act of 1940

10. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

11. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

12. To the extent that Defendants are not investment advisers within section 36(b), they are affiliated persons of investment advisers who are. Since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendant Advisors and Distributor and their parent company, Defendant Franklin Resources, Inc. Franklin Resources' stock price has reflected the tremendous economies and profits achieved by the management company, largely at Fund shareholders' expense. Franklin Resources' stock appreciated 1,900-fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones Industrial Average during the same period.

13. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its subsidiaries, managed and distributed mutual funds with assets as of January of that year of around $2 billion. Over the years, the amount of Franklin Resources' assets under management grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms, including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition, as the size of Franklin Resources' assets under management grew over time, Franklin Resources' profit margins rose substantially, despite the mutual fund industry becoming increasingly mature and supposedly competitive. In 1982, net income was $1.7 million, reflecting a profit margin of 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin. Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit margin of 19 percent.

14. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication

technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have Franklin Resources' profit margins. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

15. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by 1) marketing programs paid for with the distribution fees charged to Plaintiffs, and 2) Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Franklin Resources Funds.

16. The fees paid to Defendants are technically approved by the Fund Complex's boards of directors. While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12). A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and the other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to

fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

17. Although the fees challenged in this lawsuit may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

18. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

19. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

20. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and the other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit while Plaintiffs bear the financial burden.

21. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

22. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to

finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets. The wrongdoing is especially blatant in the case of the Franklin Balance Sheet Investment Fund, a mutual fund that is not even selling shares to new individual investors and yet is charging 12b-1 fees, even to shareholders who paid high front-end loads to get into the funds.

23. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Consequently, in addition to failing to benefit Plaintiffs and the other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

24. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

25. A recent report written by Lori Walsh, financial economist at the S.E.C., studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans." It states:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee.

> In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset. . . .
>
> In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

26. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms that shareholders reap no benefits from 12b-1 plans, and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under sections 12 and 12b-1 both to the fund and to its shareholders, including plaintiffs.

Nature of Claims

27. In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b) and state law. Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

28. No pre-suit demand on the board of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

II. PARTIES

29. Plaintiff Susan Strigliabotti is a resident of San Diego, California. She is a shareholder at all relevant times of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, and the Franklin DynaTech Fund.

30. Plaintiffs Fred Duncan and Grace Giamanco are residents of Pinellas Park, Florida. They are shareholders at all relevant times of the Franklin Income Fund.

31. Plaintiff Ken Protonentis is a resident of Clearwater, Florida. He is a shareholder at all relevant times of the Franklin Small-Mid Cap Growth Fund.

32. Plaintiff Jeffrey S. Thomas is a resident of St. Petersburg, Florida. He is a shareholder at all relevant times of the Franklin Biotechnology Discovery Fund and the Franklin Flex Cap Growth Fund.

33. Plaintiffs Rosemary and Stuart Sturgess are residents of Palm Harbor, Florida. They are shareholders at all relevant times of the Mutual Shares Fund.

34. Plaintiffs Herbert and Elke Davis are residents of Sun Lakes, Arizona. They are shareholders at all relevant times of the Franklin Utilities Fund.

35. The Templeton Growth Fund is a diversified open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Balance Sheet Investment Fund is a nondiversified series of Franklin Value Investors Trust, an open-end management investment company registered under the Investment Company Act of 1940 and a Massachusetts business trust. The Franklin U.S. Government Securities Fund, the Franklin DynaTech Fund, the Franklin Income Fund, and the Franklin Utilities Fund are diversified series of Franklin Custodian Funds, Inc., an open-end management

investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Flex Cap Growth Fund and the Franklin Biotechnology Discovery Fund are nondiversified series of, and the Franklin Small-Mid Cap Growth Fund is a diversified series of, Franklin Strategic Series, an open-end management investment company registered under the Investment Company Act of 1940 and a Delaware statutory trust (f/k/a a Delaware business trust). The Mutual Shares Fund is a diversified series of Franklin Mutual Series Fund Inc., an open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation.

36. Franklin Resources, Inc. is incorporated in Delaware and headquartered in San Mateo, California. Defendant Franklin Advisers, Inc., is a California corporation and headquartered in San Mateo, California. The other Defendant Advisors, consisting of Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, and Franklin Mutual Advisers, LLC, are entities established under the laws of states other than California.

37. Defendant Franklin Templeton Distributors, Inc. (the "Distributor"), is a corporation formed by Franklin Resources under the laws of New York to render underwriting services to the Funds. The Distributor is registered as a broker-dealer under the laws of California and is the distributor and principal underwriter of the Funds.

38. Defendant Franklin Templeton Services, LLC, is an indirect, wholly-owned subsidiary of Franklin Resources that provides administrative services to the Funds.

III. JURISDICTION

39. This action is a derivative action brought by Plaintiffs on behalf of the Funds pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

40. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331. This Court has pendent jurisdiction over the claims premised on California law.

IV. VENUE

41. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this District, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this District, and Defendants may be found in this District.

42. All conditions precedent have been performed or have occurred.

V. INTRADISTRICT ASSIGNMENT

43. On information and belief, a substantial part of the events giving rise to the claims made herein occurred at the headquarters of Franklin Resources, located in San Mateo, California, in the County of San Mateo. Therefore, pursuant to Civil L.R. 3-2(c), assignment is proper in the San Francisco Division.

VI. GENERAL ALLEGATIONS

44. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

45. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds);

and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

46. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services have remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

47. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds. *See* ¶ 65, *infra*.

48. Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

49. One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund

shareholders to attract non-retail clients that benefits from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

50. Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting Franklin Templeton funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(2) The Profitability of the Fund to the Adviser/Manager

51. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Profitability can be determined on either an incremental basis or a full-cost basis.

52. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same.

53. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

54. As noted above, since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendant Advisors and the Distributor and their parent company, Defendant Franklin Resources. Franklin Resources' stock price has reflected the tremendous economies and profits achieved by the management company, largely at fund shareholders' expense. Franklin Resources' stock appreciated 1,900-fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones Industrial Average during the same period. Moreover, as noted above, Franklin Resources has not only experienced explosive growth in revenues and profits over the last 20+ years, its profit margin has likewise soared because of its ability to appropriate for itself economies of scale that properly belong to Plaintiffs and the other shareholders of Franklin Resources' funds.

(3) Economies of Scale

55. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

56. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers

and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

57. These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

58. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

59. For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.

> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> *"We benefit from economies of scale," said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."*

60. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its subsidiaries, managed and distributed mutual funds with assets as of January of that year of around $2 billion. Over the years, the amount of Franklin Resources' assets under management grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms, including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition, as the size of Franklin Resources' assets under management grew over time, Franklin Resources' profit margins rose substantially, despite the mutual fund industry becoming increasingly mature and supposedly competitive. In 1982, net income was $1.7 million reflecting a profit margin of 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin. Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit margin of 19 percent.

61. From 1983 through 2003, Franklin Resources' assets under management thus grew from $2 billion to $300 billion, a growth rate of 150 times. However, this phenomenal growth in mutual fund assets not only failed to produce economies of scale, but net fee income actually increased faster than the growth in assets. Fees soared from $1.7 million in 1982 to $699 (pretax) and $502 (after tax) in 2003, a growth rate of over 400 times, which is more than double

the growth rate for assets under management. In addition, Franklin Resources' net income as a percentage of assets under management increased handily over the last 20 years, make a mockery of the concept of economies of scale.

62. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

63. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

64. More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

Plaintiffs allege that precisely this type of over-charging exists within the Franklin-Templeton mutual fund complex.

65. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example:

a. Templeton Investment Counsel, Inc., an affiliate of Defendants, provides investment advisory, portfolio management, and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin Funds, and advisory services to institutional and private accounts. Templeton Investment Counsel agreed, effective January 1, 1998, to manage an equity portfolio of European, Australian and Far Eastern equity investments for the New York State Retirement Plan. Under the terms of its contract with New York State, Templeton Investment Counsel charged fees according to the following schedule:

70 basis points [BP] for the first $25 Million in assets;
55 BP for the next $25 Million in assets;
50 BP for the next $50 Million in assets;
40 BP for the next $150 Million in assets;
35 BP for the next $250 Million in assets; and

30 BP for assets above $500 Million.

b. By way of illustration, were advisory fees for the Templeton Growth Fund set according to the same schedule, the Templeton Growth Fund's advisory fee would shrink from around $105 million to around $50 million, less than half. Stated differently, were the shareholders of the Templeton Growth Fund charged free market prices for advisory services, the shareholders of the Templeton Growth Fund would save more than $50 million annually.

(5) Fallout Benefits

66. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, .but difficult to quantify, fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

67. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

68. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

69. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

70. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and the other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and the other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

71. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and the other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Fund Directors

72. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees

paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

73. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

74. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

75. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to make an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

76. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

77. On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly

influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees by All Defendants)

78. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

79. The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

80. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

81. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale by All Defendants)

82. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

83. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

84. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

85. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-l Distribution fees and Extraction of Additional Compensation for Advisory Services by All Defendants)

86. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

87. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

88. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached, and continue to breach, their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

89. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans by All Defendants)

90. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

91. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

92. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

93. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

94. Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

95. Additionally, Defendants have treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage, to Franklin Resources' benefit with no corresponding benefits flowing to Plaintiffs or the other fund shareholders by virtue of this diversion of their assets.

96. The wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales in violation of section 22 of the Investment Company Act since they represent sales at prices or under terms not disclosed in the prospectus.

97. Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

98. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans and unlawful Distribution Practices.

COUNT V

(Breach of Fiduciary Duties under California Law by All Defendants)

99. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

100. Defendants, individually and collectively, were in a relationship of trust and confidence with plaintiffs and were entrusted with an obligation to protect and safeguard and in all respects deal honestly and fairly with and toward the assets owned by Plaintiffs that were invested in the Funds.

101. Accordingly, Defendants owed Plaintiffs and the Funds fiduciary duties under the common law, including the duty to charge only reasonable fees for services provided by Defendants or on their behalf.

102. Defendants nonetheless breached their fiduciary duties to charge, or cause to be charged, only reasonable fees for services provided by Defendants or on their behalf by charging, or causing to be charged, fees that were unreasonable, excessive and which constituted waste.

103. By reason of Defendants' misconduct, Plaintiffs and the Funds have been harmed. Defendants' conduct was a substantial factor in causing harm to Plaintiffs and the Funds.

COUNT VI
(Civil Conspiracy to Breach Fiduciary Duties under California Law by All Defendants)

104. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

105. Each of the Defendants owed fiduciary duties to Plaintiffs (under both the ICA and common law) as alleged above.

106. In the course of their handling of Plaintiffs' Funds' investment or distribution activities, Defendants formed and operated a civil conspiracy to breach the fiduciary duties owed to Plaintiffs, causing Plaintiffs injury from act(s) done in furtherance of the common design, rendering each participant in the wrongful act(s) responsible as a joint tortfeasor for all damages ensuing from the wrong, irrespective of whether or not it was a direct actor and regardless of degree of activity.

107. By reason of Defendants' wrongful participation in a civil conspiracy and thereby injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VII
(Common Law Aiding and Abetting Breaches of Fiduciary Duty by Franklin Resources)

108. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

109. Plaintiffs allege that Franklin Resources, through its authorized agents, has wrongfully aided and abetted the breaches of fiduciary duty (both under the ICA and common law) committed by the other Defendants as alleged herein.

110. Franklin Resources' wrongful aiding and abetting occurred because it knowingly and consciously substantially assisted and caused those violations by various wrongful acts,

including, but not limited to, withholding material information (such as the availability of other advisors to render advisory services at substantially lower prices) and by causing Distributors wrongfully to siphon money from the Funds and wrongfully pay for distribution costs when Franklin Resources knew or should have known that such payments would not benefit either the paying funds or their shareholders.

111. By reason of Franklin Resources' wrongful aiding and abetting in violation of California law, Plaintiffs are entitled to have Franklin Resources deliver to Fund Fiduciaries, and through them, to the Funds, actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VIII
(Acting in Concert Under § 876(b) of the Restatement (Second) of Torts by All Defendants)

112. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

113. Defendant Franklin Resources, as the parent corporation, determined the business policies and practices of the other Defendants, including their policies and practices relating to fees to be charged to the Funds. Indeed, one need only look at a letter on Franklin Resources' letterhead dated May 14, 2004, posted on the World Wide Web to see that Franklin Resources exerts overwhelming control over the Franklin Templeton funds and the other Defendants.

The web site is found at:

http://www.franklintempleton.com/retail/jsp_cm/home/MF_trading_practices.jsp

The open letter from Franklin Resources, Inc. is addressed "To Our Valued Shareholders and Clients." The letter professes that Franklin Resources' policy is to obey all laws and regulations covering mutual fund industry practices. Clearly, by presenting itself and its views as it does, Franklin Resources demonstrates its authority, ability, and willingness to speak for all related entities, including the Funds and the other Defendants. Franklin Resources' actions also demonstrate the merit of Plaintiffs' contentions that Franklin Resources owes fiduciary duties flowing directly to shareholders of the Franklin Templeton Funds.

114. Defendant Franklin Resources gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs. This involvement by Franklin Resources in the other Defendants' dealings with Plaintiffs and their mutual funds operated as authorization, approval, condonation and a moral support to each of the other Defendants. At the time it gave such substantial assistance, advice, direction and/or encouragement, Defendant Franklin Resources knew or was reckless in not knowing that the other Defendants were intent on breaching fiduciary duties they owed Plaintiffs under federal law, state law and the common law. The other Defendants' wrongdoing was foreseeable by Defendant Franklin Resources at the time it gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs.

115. Because of its decision to act in concert with the other Defendants, Defendant Franklin Resources is liable to Plaintiffs for damages cause by the breaches of fiduciary duties by each of the other Defendants.

116. By reason of Franklin Resources' conduct in acting in concert with the other Defendants who were injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT IX

(Breach of California Business & Professions Code § 17200, *et seq.* by all Defendants)

117. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

118. Plaintiffs do not allege in Count IX, Count X or in any other Count in this Complaint any claim premised on fraud in connection with the purchase or sale of securities by Defendants under federal or state law. Plaintiffs' claims are rooted in violations by Defendants

of duties they owed Plaintiffs by reason of their fiduciary positions, including the duty to convey important information to Plaintiffs in an accurate and honest manner.

119. In performing the acts alleged above, and other acts, Defendants have violated the California Unfair Competition Law ("UCL"), by engaging in multiple instances of unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, in violation of both the ICA and the California False Advertising Law ("FAL"), California Business & Professions Code § 17500, *et seq*.

120. Documents circulated by Defendants are unfair and misleading in that they represent implicitly or expressly that the fees charged by or on behalf of Defendants are fair and proper when they are exorbitant and excessive. In effect, Defendants have masked the true extent of the fees they charge, thereby lulling investors into a false sense of security that they are trustworthy fiduciaries, when in fact they are exploiting the Plaintiffs' trust.

121. The unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising alleged above have resulted in overcharges being made that have directly caused a distinct and palpable injury to the Plaintiffs and other investors in the Funds, in part because each overcharge directly caused a dollar-for-dollar decrease in the value of their investment in the Funds.

122. In bringing the claims made herein, Plaintiffs assert violations of rights individually possessed by them pursuant to the California UCL and FAL, and the federal ICA.

123. The above-alleged specific injuries to Plaintiffs and the other investors in the Funds may be redressed through the restitutionary relief sought herein, and are within the interests intended to be protected by the UCL.

124. By reasons of the Defendants' unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, Plaintiffs have been directly injured and are entitled to relief under the UCL, including injunctive relief to prevent further violations and restitution and/or disgorgement of all of the illicit and excess fees charged by

Defendants to both the Plaintiffs and to all other investors in the Funds, including fees for investment advisory services, administrative services and distribution fees, plus attorneys' fees and costs of suit.

COUNT X
(Breach of California Business & Professions Code § 17500, *et seq.* by Franklin Resources)

125. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

126. Defendant Franklin Resources has violated the California False Advertising Law ("FAL") by engaging in multiple instances of disseminating advertising and other statements which were untrue and misleading, and which were known, or which by the exercise of reasonable care should have been known, to be untrue or misleading.

127. Among other things, these false or misleading statements made by Defendants or at the direction of Defendant Franklin Resources have taken the form of false advertising. By way of example, Defendant Franklin Resources' San Mateo, California, letterhead is used at the Franklin Templeton web site to make these representations:

> Franklin Templeton Investments is proud to have served individual and institutional investors for over 50 years. We are always mindful of the trust that our shareholders and clients have placed in us, and we regard our responsibilities to them with the utmost seriousness. As such, we are fully committed to policies that protect the best interests of all our shareholders worldwide, and we are committed to improving those policies as needed.

Further, Franklin Resources claims on its behalf and on behalf of all the Defendants: "If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our funds, we are committed to making the funds or their shareholders whole, as appropriate. The Company is committed to taking all appropriate actions to protect the interests of our funds' shareholders." This World Wide Web site is:

http://www.franklintempleton.com/retail/jsp_cm/home/MF_trading_practices.jsp

128. As another example of Franklin Resources' false advertising, in a press release issued in October of 2003, Defendant Franklin Resources' co-CEO Gregory Johnson, extolled Franklin Resources' "high-quality investment solutions and . . . outstanding service to our customers globally." Plaintiffs contend that excessive fee charges are inconsistent with "high quality investment solutions" or "outstanding" customer service.

129. As another example, Franklin Resources' 2002 Annual Report to Shareholders professes at p. 23, that a management company hallmark benefiting shareholders is "frugality": "Frugality and flexibility have always been hallmarks of the Franklin Templeton culture," whereas, in truth, the Franklin Resources' affiliates have been extracting exorbitant fees from the Funds.

130. Franklin Resources' high-sounding professions of rectitude and client-service were and are false. Franklin Resources and the Defendants have been actively violating the rights of Plaintiffs as alleged above, and documents circulated by Defendants are unfair and misleading in that they represent implicitly or expressly that the fees charged by Defendants are fair and proper when they were in fact exorbitant and excessive.

131. The untrue and misleading advertising and other statements disseminated by Defendant Franklin Resources as alleged above were likely to deceive members of the public, and particularly Plaintiffs and other Fund shareholders, and were made with the intent to deprive Plaintiffs and other Fund shareholders of the honest and loyal services to which they are entitled by reason of their fiduciary relationship with the Defendants.

132. The requested relief will prevent or redress the injury suffered by Plaintiffs and the Funds.

COUNT XI
(Common Law Unjust Enrichment by All Defendants)

133. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

134. Defendants have been unjustly enriched at the expense of Plaintiffs and other shareholders of the Funds by extracting and receiving excessive fees to Plaintiffs' disadvantage.

135. In their dealings with advisory and 12b-1 fees, Defendants have extracted from the Funds assets in which Plaintiffs have a beneficial interest in violation of Defendants' duties to Plaintiffs. Accordingly, Defendants hold those fees subject to the interest of Plaintiffs.

136. Under the circumstances, Defendants have been unjustly enriched and must make restitution to Plaintiffs of all excessive fees received.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-l of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order declaring that Defendants have violated and continue to violate the California Unfair Competition Law and False Advertising Law (Business & Professions Code §§ 17200 and 17500, *et seq.*);

c. An order preliminarily and permanently enjoining Defendants from further violations of the ICA, the UCL and the FAL;

d. An order requiring Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

e. Such other and further relief as may be proper and just.

DATED: June 3, 2004.

KELLER ROHRBACK L.L.P.
KELLER ROHRBACK P.L.C.
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
LOVITT & HANNAN, INC.

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

ADDITIONAL COUNSEL FOR PLAINTIFFS:

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

DEMAND FOR JURY TRIAL

A jury trial is hereby demanded for Counts V, VI, VII, VIII, and XI.

DATED: June 3, 2004.

KELLER ROHRBACK LLP

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that the following listed persons, associations of persons, firms, partnerships, corporations (including parent corporations) or other entities (i) have a financial interest in the subject matter in controversy or in a party to the proceeding, or (ii) have a non-financial interest in that subject matter or in a party that could be substantially affected by the outcome of this proceeding: the named parties and all shareholders of the following mutual funds: The Templeton Growth Fund, The Franklin Balance Sheet Investment Fund, The Franklin U.S. Government Securities Fund, The Franklin Flex Cap Growth Fund, The Franklin Dynatech Fund, The Franklin Income Fund, The Franklin Small-Mid Cap Growth Fund, The Franklin Biotechnology Discovery Fund, The Mutual Shares Fund and the Franklin Utilities Fund.

KELLER ROHRBACK LLP

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528

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